

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 21, 2008

via U.S. mail and facsimile

Steven E. Nielsen, Chief Executive Officer
Dycom Industries, Inc.
11770 US Highway 1, Suite 101
Palm Beach Gardens, Florida 33408

> **RE: Dycom Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended July 28, 2007**
> **Filed September 7, 2007**
> **Form 10-Q for the Fiscal Quarter Ended October 27, 2007**
> **Filed November 21, 2007**
> **File No. 1-10613**

Dear Mr. Nielsen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief